Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Zoetis Inc.:
We consent to the incorporation by reference in the registration statement on Form S-8 of Zoetis Inc. and subsidiaries of our report dated March 26, 2014 with respect to the consolidated balance sheet of Zoetis Inc. and subsidiaries as of December 31, 2013 and the combined balance sheet of Zoetis Inc. (the animal health business unit of Pfizer Inc.) as of December 31, 2012, and the related consolidated statements of income, comprehensive income, equity, and cash flows for the year ended December 31, 2013 and the combined statements of income, comprehensive income, equity, and cash flows for each of the years in the two-year period ended December 31, 2012 and the related consolidated and combined financial statement schedule which appear in the December 31, 2013 annual report on Form 10-K of Zoetis Inc.
/s/ KPMG LLP
New York, New York
November 10, 2014